Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the combined financial statements of the Lands’ End business of Sears Holdings Corporation (the “Company”) dated March 25, 2014 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the fact that the combined financial statements of the Company were derived from the consolidated financial statements and accounting records of Sears Holdings Corporation and include expense allocations of certain corporate functions historically provided by Sears Holdings Corporation which may not be reflective of the actual expenses which would have been incurred had the Company operated as a separate entity apart from Sears Holdings Corporation), appearing in Lands’ End, Inc.’s Annual Report on Form 10-K for the year ended January 31, 2014.

/s/ DELOITTE & TOUCHE LLP

Davenport, Iowa

April 7, 2014